Exhibit 2.4

Management Discussion And Analysis

Minco Mining & Metals Corporation

For the Quarter ended March 31, 2004

Project Activity

White Silver Mountain

On April 19, 2004, the Company announced an update on its White Silver Mountain (“WSM”) project.   The WSM is a VMS style massive sulphide mineral deposit located in the Baiyin District of Gansu Province, China.  Mineralization consists of copper, lead and zinc with high precious metal credits.  The upper developed portion (in which Minco does not have an interest) is in production at the rate of 1,200 tons per day and operated by Baiyin Non-Ferrous Metals Corporation (“BNMC”).  The resource in the upper developed portion is estimated by the BNMC to be 10 mil tonnes grading 1.1% copper, 3.3% lead, 5.1% zinc, 2.1 grams per tonne gold and 100 grams per tonne silver.  These resource estimates are made in accordance with Chinese geological guidelines and do not necessarily comply with National Instrument 43-101 and CIM mineral resources categories. Mineralization continues down dip and along strike below the lowest mine level with grades increasing with depth.  In 1996, Minco entered into an agreement with BNMC wherein the Company had the right to earn an 80% interest in any new mineralization developed below the existing mine workings (1400 meter level) by spending US$4.8 mil. over six years.  Pursuant to a joint venture agreement with Teck Cominco dated February 20, 1996, the Company and/or Teck Cominco spent Cdn$3.7 million primarily on district wide exploration and detailed underground drilling of the down dip extensions of the massive sulphide lenses in the White Silver Mountain mine.  Underground drilling was successful in expanding the mineralized zones down dip where they remain open (see news releases dating from February 8, 1999 to May 9, 2001).  In early 2001, Teck Cominco withdrew from the project due to both depressed base metal and precious metal prices and poor market conditions and leaving Minco with a 61% project interest.

The WSM project is the subject matter of a Technical Report dated December 1, 2003 prepared by Kenneth R. Thorsen, P. Eng., in accordance with National Instrument 43-101 and has been filed by Minco on SEDAR.

Minco is presently reviewing the White Silver Mountain Project in the light of strong demand and high prices for all metals including copper, zinc, lead, gold and silver.  There is a particularly high level of interest in the domestic production of these metals in the Baiyin District  where BNMC’s copper/zinc/lead smelters are located.

The interest in base metals is high and Minco is presently considering various options which include proceeding on its own, proceeding with a joint venture partner, funding the project separately, etc.  The results of an internal review and recommendations will be made to the Minco Board of Directors in the coming days.

Yangshan (Anba)

In February 2004, the Company completed a technical report pursuant to National Instrument 43-101 on the Yangshan Gold Project by Lyle Morgenthaler, B.Sc.,P.Eng.  The independent study concluded that the Chinese resource estimate was professionally prepared, without bias and that the Chinese estimate would be an inferred resource within the framework of CIM guidelines.  The complete report is available on SEDAR for review as filed on February 4, 2004.  As previously announced in Minco’s news release of November 5, 2003 and December 1, 2003, resources at Yangshan are estimated at 16.1 million tonnes at 5.64 g/t gold (91 tonnes gold or 2.9 million ounces).

Anba gold deposit is one of the largest gold discoveries in China in recent years.  Minco, together with its partners, will commence further exploration in 2004.  The Company will seek the opportunity to increase its interest in this significant gold deposit.

West Extension of Yangshan

Further to the co-operation agreement signed in 2003 with No. 2 Exploration Institute of Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources in south Gansu province of China, a joint venture contract was signed on March 1, 2004.

An independent evaluation has been completed on the properties by an independent evaluation agency in Beijing. The exploration permits are currently being transferred, and the NI 43-101 report on the Properties was filed through SEDAR in May 2004.

Minco plans to conduct an aggressive exploration program in 2004 to follow up the gold occurrences discovered on the Properties by the Chinese partners. Many gold geochemical anomalies have been identified on the Properties over favorable structures and geological horizons. The Properties have not been systematically explored and many known occurrences have not been followed up. The three gold properties have identical geological setting, structure, alteration, and gold mineralization as those of the nearby Anba deposit where strata bound disseminated gold mineralization occurs in calcareous clastic sediments.

Gobi

Minco is reviewing its options on its main license as well as the adjoining license where gold mineralization has been exposed by trenching over a distance of 500 meters but has never been systematically explored.

BYC

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“Cantech”).  Pursuant to the agreement, Cantech acquired the right to earn a 51% interest in the BYC project by spending 12 million RMB (approximately C$2.4 million) in exploration over 3-year period.  New Cantech can earn another 9% by bringing the project to prefeasibility stage.

New Cantech is planning a spring program leading to a substantial drill program by mid-year.

In the first quarter of 2004, New Cantech and the Company contributed $300,000 to the BYC project as part of the registered capital of the joint venture.

Financial Activity

Results of Operations – the period ended March 31, 2004:

In the period ended March 31, 2004, the Company spent an aggregate of $137,009 on its properties in China.  $61,065 of the expenditures on BYC project incurred in late 2003 and early 2004 were borne by New Cantech Ventures Inc. and reimbursed to the Company in February 2004.

Administrative expenses were $516,610 compared to $172,583 for the same period in 2003.  The increase, other than project investigation and promotion, was mainly due to the recognition of $293,099 stock based compensation expense.

As more resources were allocated to the evaluation of new properties and to the improvement of corporate visibility in the securities market, costs for project investigation increased from $23,113 for the same period 2003 to $50,927, and promotion increased from $32,880 for the same period 2003 to $57,890.

Rent, office and miscellaneous expenses also increased due to the reopening of Minco Beijing office, which is functioning as the administrative center for the Company in China, to support a growing number of joint ventures.

Net loss from operations for this quarter was $(579,191) or $(0.02) per share.  Net loss from operations for the same period in year 2003 was $(238,942) or $(0.01) per share.

Use of Proceeds from Financing Activities:

The net proceeds from the brokered private placement completed at the end of 2003 are to be used for funding exploration and development activities on the Company’s mineral properties in the People’s Republic of China, the acquisition of further mineral properties and for general corporate purposes.  Early this year, 2.5 million US dollars was transferred to China and is allocated to the Yangshan (Anba) project.

Liquidity and Capital Resources:

The Company has sufficient working capital to achieve its business objectives and milestones.  The expected source of funds to meet commitments to various properties (as shown in the discussion of project activities) is equity financing.

Miscellaneous Items

In April 2004, Mr. Michael G. Legg, P.Eng. was appointed Executive Vice President to the Company.

Michael Legg has over 35 years in geology, mining, mine contracting, mine finance and resource investment appraisal with Canadian mineral resource companies, a major financial institution and an international management consulting firm.

Michael Legg brings a wide experience of all technical phases of mining, coupled with extensive investment appraisal and project funding expertise. He will be responsible for management of the Vancouver head office with strong emphasis on investor relations and project financings.

Subsequent Events

All subsequent events have been discussed under the previous headings.

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